PRESS RELEASE

Klondex Receives WPCP Permit from State of Nevada;
The Tonnage Constraint at Fire Creek is Lifted.

Vancouver, BC – June 18, 2015 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) (“Klondex” or the “Company”) today reports that the Water Pollution Control Permit (WPCP) for its Fire Creek project (the "Fire Creek Project") is in hand, and the tonnage cap linked to Fire Creek’s operations is now lifted. The Company also provides an update on other environmental permitting at the Fire Creek Project, located in north central Nevada, USA.

Tonnage Cap Removed

The Company has received the Notice of Decision (NoD) for the WPCP for the Fire Creek Project from the Nevada Division of Environmental Protection (NDEP), Bureau of Mining Regulation and Reclamation. The NoD removes the 120,000 tonnage limitation, allowing Fire Creek to ramp up to full-production levels. Klondex expects to receive the final permit by the end of June.

Environmental Assessment

The National Environmental Policy Act (NEPA) determination from the Bureau of Land Management (BLM) confirms that an Environmental Assessment (EA) level of NEPA analysis is required to be completed for the Fire Creek Project. Klondex received a letter from the BLM Battle Mountain District confirming the EA level is required to evaluate the Fire Creek Project moving into full-production operations. The letter was issued following the BLM’s review of the Plan of Operations document and the required baseline environmental studies to support the proposed mine expansion activities. It is expected that full-production operations will allow Fire Creek to expand mine support facilities, including the construction of a new waste rock storage facility and additional water management ponds. Klondex remains on track to complete the EA within the second half of 2015.

Mike Doolin, Klondex Vice President Business Development commented, “This news represents a milestone for the Fire Creek Project. I would like to recognize the efforts of the regulators and our environmental Manager, Lucy Hill, through this process. Together, they have completed a very detailed, thorough review in a timely manner. Klondex’s environmental team continues to demonstrate some of our industry's best standards. Environmental stewardship is a key focus to our company's objectives."

About Klondex Mines Ltd. (www.klondexmines.com)

Klondex owns and operates the Fire Creek Project and Midas Mine and Mill in the mining-friendly jurisdiction of north central Nevada. The 1200 tons per day capacity milling facility is processing mineralized materials from both Midas and Fire Creek. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013.

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin,
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information

A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing and receipt of a full-production permit for the Fire Creek Project, the ramp-up of operations at the Fire Creek Project and the timing and completion of the EA in respect of the Fire Creek Project. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.